Filed Pursuant to Rule 253(g)(2)
File No. 024-12383

Supplement No. 9 dated February 3, 2025 to the Offering Circular dated June 17, 2024

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 3 Africa LLC, dated June 17, 2024, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

·	Our price per share value as of February 3, 2025.

As of February 3, 2025, our price per share is $1.2911.

Value as of February 3, 2025
Net Asset Value (NAV)	$5,959,188.25
Total Outstanding Shares	4,615,590
Share Price	$1.2911

The fixed price of Class A Investor Shares was determined by calculating the Net Asset Value ("NAV") of the Company and dividing the NAV by the total number of outstanding shares. The NAV is calculated as the Net Present Value ("NPV") of the Estimated Net Operating Income ("Estimated NOI") of the Company. See "Price of Class A Investor Shares".